Lifecore Biomedical, Inc.
3515 Lyman Boulevard
Chaska, MN 55318
September 26, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Daniel Crawford

Re:	Lifecore Biomedical, Inc.
Registration Statement on Form S-3
File No. 333-290460
To the addressee set forth above:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-290460) (the “Registration Statement”) of Lifecore Biomedical, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on September 30, 2025 or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone.
Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Darren Guttenberg at (714) 755-8050 or, in his absence, J. Ross McAloon at (714) 755-8051. Thank you for your assistance in this matter.

Sincerely,

LIFECORE BIOMEDICAL, INC.

By:	/s/ Tom Salus
Tom Salus
Chief Legal and Administration Officer

cc:	Paul Josephs, Lifecore Biomedical, Inc.
Ryan D. Lake, Lifecore Biomedical, Inc.
Darren Guttenberg, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP